UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Benihana Inc.
(Name of Issuer)
Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)
082047101
(CUSIP Number)
Christopher Shackelton/Adam Gray
Metro Center
1 Station Place, 7th Floor South
Stamford, CT 06902
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Coliseum Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,562

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,562

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Coliseum Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,614,229

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,614,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,614,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Coliseum Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,614,229

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,614,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,614,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Blackwell Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Georgia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,003,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,003,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,003,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Adam Gray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,562

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,562

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047101 (Common Stock)

1	NAMES OF REPORTING PERSONS Christopher Shackelton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,562

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,562

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	082047101 (Common Stock)
Explanatory Note: This Amendment No. 13 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010, as amended and supplemented by:
•	Amendment No. 1 to the Initial 13D filed on April 15, 2010;
•	Amendment No. 2 to the Initial 13D filed on May 26, 2010;
•	Amendment No. 3 to the Initial 13D filed on July 1, 2010;
•	Amendment No. 4 to the Initial 13D filed on July 16, 2010;
•	Amendment No. 5 to the Initial 13D filed on July 23, 2010;
•	Amendment No. 6 to the Initial 13D filed on August 2, 2010;
•	Amendment No. 7 to the Initial 13D filed on August 4, 2010;
•	Amendment No. 8 to the Initial 13D filed on August 6, 2010;
•	Amendment No. 9 to the Initial 13D filed on August 17, 2010;
•	Amendment No. 10 to the Initial 13D filed on June 20, 2011;
•	Amendment No. 11 to the Initial 13D filed on June 28, 2011, and
•	Amendment No. 12 to the Initial 13D filed on September 28, 2011 amends and supplements the items set forth herein. As used in this statement, the term “Filers” collectively refers to:
•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);
•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);
•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);
•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”);
•	Adam Gray (“Gray”); and
•	Christopher Shackelton (“Shackelton”).
Item 1. Security and Issuer.
Item 1 is amended and restated in its entirety as follows.
This statement relates to shares of Common Stock, $0.10 par value per share (the “Common Stock”) of Benihana Inc. (the “Issuer”). The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is supplemented as follows:
The following information was derived from the information contained in the Issuer’s current report on Form 8-K filed on November 29, 2011 (the “Issuer’s 8-K”).

CUSIP No.	082047101 (Common Stock)
On November 17, 2011, at a special meeting of stockholders the Issuer, the stockholders approved, among other things, a proposal to amend and restate the Issuer’s Certificate of Incorporation, pursuant to which (a) each share of Class A Common Stock of the Issuer, par value $0.10 per share (the “Class A Common Stock”), would be reclassified as and changed into one share of Common Stock of the Issuer (the “Reclassification); (b) the class of Class A Common Stock (of which 32,500,000 shares were authorized) would be eliminated; (c) certain obsolete provisions relating to the Issuer’s dual-class common stock structure and the class of Class A Common Stock would be eliminated; and (d) the number of authorized shares of Common Stock would be increased from 12,000,000 to 24,000,000 shares. On November 29, 2011, the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware and is now effective.
As a result of the Reclassification and the other changes described above and effected by the Amended and Restated Certificate of Incorporation, each share of Class A Common Stock has been reclassified as and changed into one share of Common Stock. As a further result of such changes, shares of the united class of Common Stock have one vote per share on all matters submitted to the Issuer’s stockholders, including the election of directors. The former Class A Common Stock had the right to 1/10 of a vote per share when voting together with the Common Stock on all matters except for the election of directors, with respect to which the shares of the former Class A Common Stock voted separately as a class to elect 25% of the members of the board of directors. In addition, all holders of the united class of Common Stock will vote as a single class. Holders of the former Class A Common Stock and the Common Stock were previously entitled to separate class voting rights in certain circumstances as required by law, and those class voting rights were eliminated with the Reclassification.
Item 4. Purpose of Transaction.
Item 4 is supplemented as follows:
The information in Item 3 of this Amendment is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and supplemented as follows:
The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 6,936,775 shares of Common Stock and 10,944,177 shares of Class A Common Stock outstanding as of November 4, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 9, 2011 filed on November 16, 2011 and the Reclassification of the Class A Common Stock into Common Stock as reported in the Issuer’s 8-K.
The information in Item 6 is incorporated herein by reference.
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
CCM is an investment adviser whose clients, including CCP and Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2011

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

		By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Christopher Shackelton Christopher Shackelton, Manager	By:	/s/ Adam Gray Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton

	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray

	Adam Gray, Manager	Adam Gray